EXHIBIT 4.2

                 DESCRIPTION OF RHODIA 2006 EMPLOYEE SHARE PLAN

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           NOTE: Set forth below is an English summary of an excerpt from the minutes of a Meeting of Shareholders (Assemblee Generale Mixte) of Rhodia held on June 23, 2005. This English version is only a summary, and not a literal translation, of the French language minutes of such Meeting. The English version does not create or evidence any obligations of the Registrant, nor does it create rights in any person. In event of any inconsistency between this English language version and the French original, the latter will control.

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RESOLUTION 22

(Authorisation to be given to the Board of Directors for the purpose of issuing shares and/or negotiable securities giving access to the share capital and issued by the Company reserved for members of a company savings or other plan)

The General Meeting, deliberating under the quorum and majority conditions required for extraordinary general meetings, having considered the report of the Board of Directors and the special report of the Statutory Auditors, and in accordance with the provisions of Articles L.225-129 and following and L.225-138-1 of the Commercial Code, and Articles L.443-1 and following of the Employment Code:

1. Authorises the Board of Directors on its sole initiative and on one or more occasions to issue shares or negotiable securities giving access to the share capital reserved for employees who are members of one of the company savings plans (or of any other structure or entity authorised by the laws and regulations) of the Company or companies connected with the Company within the meaning of Article L.225-180 of the Commercial Code and Article L.444-3 of the Employment Code.

2. Resolves to cancel the preferential subscription right of shareholders to subscribe for the shares or negotiable securities which may be issued pursuant to this authorisation, in favour of such members, and to waive any right to the shares which may be allocated free of charge based on this resolution.

3. Resolves to limit the maximum nominal amount of the increase in share capital which may be carried out pursuant to this authorisation to 30 million euros.

4. Resolves that the subscription price of the shares or negotiable securities giving access to the share capital of the Company shall be fixed under the conditions provided by the applicable laws and regulations.

5. Authorises the Board of Directors, pursuant to the provisions of Article L.443-5 4th paragraph of the Employment Code, to allocate to subscribers free of charge, shares to be issued or already issued or any other securities to be issued or already issued which give access to the authorised share capital.

The Board of Directors may choose either to allocate these shares and securities in whole or in part in place of the maximum discounts provided above in respect of the fixing of the issue price, or to charge the equivalent value of these shares and securities to the additional amount, or to combine the two possibilities.

6. Resolves that this delegated power shall cancel that conferred by the 19th resolution of the General Meeting of shareholders dated 31 March 2004.

This delegated power given to the Board of Directors is valid for a period of 26 months with effect from the date of this General Meeting.

The General Meeting confers all necessary powers on the Board of Directors, with the power to delegate such powers under the conditions provided by law and by the by-laws, to fix the terms and conditions of implementation of the increase in the share capital decided on pursuant to this resolution, to determine the beneficiaries, to record the completion of the increases in share capital, to amend the by-laws and to carry out the required formalities.